News Release

July 23, 2004	SVU:TSX-V

John M. Van Brunt Joins Spur Ventures Board
Appointed Vice Chairman

Vancouver, Canada – SPUR VENTURES INC. is pleased to announce that John M. Van Brunt has been appointed to the Board of Directors and Vice Chairman of Spur Ventures Inc. Until October 2003, Mr. Van Brunt was Chief Executive Officer of Agrium Inc., a leading global producer and marketer of crop nutrients. Mr. Van Brunt had been with Agrium’s former parent company, Cominco Ltd. (now Teck Cominco Limited), since 1965 and led the initial public offering when Agrium was sold by Cominco in 1993.

Mr. Van Brunt is actively involved in a number of international fertilizer associations and organizations, and is currently the President of the International Fertilizer Industry Association headquartered in Paris.

Mr. Steven Dean, Chairman said “ Mr. Van Brunt’s years of experience and international network in the global fertiliser industry will be of great value to Spur as it develops it’s fertilizer business in China”.

Mr. Van Brunt said “I look forward to my participation with Spur Ventures as it seeks to broaden its sphere of involvement in the Chinese fertilizer industry, the largest and most influential fertilizer market in the world.”

The Company also announced that it has granted options to purchase 1,650,000 common shares of the Company at $1.50 to directors and officers. The grant of options is subject to TSX Venture Exchange approval.

Spur Ventures Inc. aims to be the premier foreign owned, integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes of high-quality S-NPK fertilizer for domestic consumption by expanding its YSC facility in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Mr. Robert G. Atkinson, 604-689-5564 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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